                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549



                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934


                               (Amendment No. 9)*



                                Fastenal Company
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  311900 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (2-95)
                                  Page 1 of 6
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-----------------------                                  ---------------------
 CUSIP NO. 311900 10 4                13G                  PAGE 2 OF 6 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Robert A. Kierlin


------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
      Not Applicable
------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                          4,487,736
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY             33,000
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING
                          4,487,736
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          33,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      4,520,736
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10

      Not Applicable
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11

      11.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12

      IN
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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Item 1.

     (a)  Name of Issuer

          Fastenal Company

     (b)  Address of Issuer's Principal Executive Offices

          2001 Theurer Boulevard
          Winona, Minnesota 55987

Item 2.

     (a)  Name of Person Filing

          This filing is made by Robert A. Kierlin

     (b)  Address of Principal Business Office or, if None, Residence

          Robert A. Kierlin
          Fastenal Company
          2001 Theurer Boulevard
          Winona, Minnesota 55987

     (c)  Citizenship

          Robert A. Kierlin is a citizen of the United States

     (d)  Title of Class of Securities

          Common Stock, $.01 par value

     (e)  CUSIP Number

          311900 10 4

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:

     (a)  [_]  Broker or Dealer registered under section 15 of the Act

     (b)  [_]  Bank as defined in section 3(a)(6) of the Act

     (c)  [_]  Insurance Company as defined in section 3(a)(19) of the Act

     (d) [_] Investment Company registered under section 8 of the Investment Company Act

     (e) [_] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

     (f) [_] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see (S) 240.13d-1(b)(1)(ii)(F)

     (g)  [_]  Parent Holding Company, in accordance with (S) 240.13d-1(b)(ii)
               (G) (Note: See Item 7)

     (h)  [_]  Group, in accordance with (S) 240.13d-1(b)(1)(ii)(H)

          Not Applicable

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Item 4.  Ownership

     (a)  Amount Beneficially Owned

          4,520,736

     (b)  Percent of Class

          11.9%

     (c) Number of shares as to which such person has:

          (i) sole power to vote or to direct the vote

              4,487,736

         (ii) shared power to vote or to direct the vote

              33,000

        (iii) sole power to dispose or to direct the disposition of

              4,487,736

         (iv) shared power to dispose or to direct the disposition of

              33,000

     See Item 6 for further information regarding the nature of the reporting person's beneficial ownership of certain of the above-referenced shares.

Item 5.  Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

     Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

     The shares listed in Item 4 include an aggregate of 31,000 shares held by Hiawatha Education Foundation, a Minnesota non-profit corporation of which the reporting person is a director and member, and by its wholly-owned subsidiary, of which the reporting person is a director (collectively the "Foundation").
The reporting person disclaims beneficial ownership of such shares. The Foundation has the right to receive and the power to direct the receipt of dividends from, and the proceeds of the sale of, the shares held by it. The Foundation's directors and members, including the reporting person, have the power to authorize actions on behalf of the Foundation, but have no right as such to share in any dividends from, or any proceeds of the sale of, the shares held by the Foundation. The shares held by the Foundation were donated to it by directors and members of the Foundation.

     The shares listed in Item 4 also include 2,000 shares held by Cotter High School, a Minnesota secondary school of which the reporting person is a director and member of the investment committee (the "School"). The reporting person disclaims beneficial ownership of such shares. The School has the right to receive and the power to direct the receipt of dividends from, and the proceeds of the sale of, the shares held by it. The School's directors and members of the investment committee, including the reporting person, have the power to authorize actions on behalf of the School, but have no right as such to share in any dividends from, or any proceeds of the sale of, the shares held by the School. The shares held by the School were donated to it by a director of the School.

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Item 7.  Identification and Classification of the Subsidiary Which Acquired the
         Security Being Reported on By the Parent Holding Company

     Not Applicable

Item 8.  Identification and Classification of Members of the Group

     Not Applicable

Item 9.  Notice of Dissolution of Group

     Not Applicable

Item 10.  Certification

     Not Applicable

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     February 7, 1997
                                           -------------------------------------
                                                           Date

                                            /s/ Robert A. Kierlin
                                           -------------------------------------
                                                         Signature

                                                Robert A. Kierlin
                                           -------------------------------------
                                                           Name